UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68176

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____**1/1/23**_____ AND ENDING _____**12/31/23**_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____**Esae Capital Partners, LLC**_____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

222 Broadway, 22nd Floor
(No. and Street)

New York	**New York**	**10038**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jim Yang	**917.399.7600**	**jyang@esaecapitalpartners.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab & Company, PA
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Avenue, Suite 130	**Maitland**	**FL**	**32751**
(Address)	(City)	(State)	(Zip Code)

July 28, 2004		**1839**
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

OATH OR AFFIRMATION

I, _____**Jim Yang**_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____**Esae Capital Partners, LLC**_____, as of **December 31**_____, 2**023**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

ANITA CHIARA BHOLA
Notary Public - State of New York
No. 01BH6442836
Qualified in New York County
My Commission Expires Oct. 24, 2026

Notary Public

Title: _____

Managing Partner

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ESAE CAPITAL PARTNERS, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

-INDEX-

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS **PAGE**

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Esae Capital Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Esae Capital Partners, LLC as of December 31, 2023, the related statements of operations and comprehensive income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Esae Capital Partners, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Esae Capital Partners, LLC's management. Our responsibility is to express an opinion on Esae Capital Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Esae Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Esae Capital Partners, LLC's financial statements. The supplemental information is the responsibility of Esae Capital Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Esae Capital Partners, LLC's auditor since 2019.

Maitland, Florida

March 14, 2024

ESAE CAPITAL PARTNERS, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

STATEMENT OF FINANCIAL CONDITION

		As of Dec. 31
		2023
Assets		
Cash		10,049
Accounts receivable		-
Other receivable		62,389
Other	-	25
TOTAL ASSETS		72,463
Liabilities		
Accounts payable and accrued liabilities		13,049
		-
Total liabilities		13,049
Long Term Liabilities		
Commitments and contingencies		
Members' equity		
Members' equity		59,414
Total members' equity		59,414
TOTAL LIABILITIES AND MEMBERS' EQUITY		72,463

The accompanying notes are an integral part of these financial statements.

ESAE CAPITAL PARTNERS, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Year Ended December 31, 2023
Revenues	
Advisory Services	$ 220,000
Operating expenses	
Compensation	69,658
General and administrative	110,870
Travel & Entertainment	102,463
Rent	16,965
Professional fees	11,428
Total operating expenses	311,383
Other Income / (Expense)	
Other Income	-
Interest Income	1
Dividend/Other income	-
Bad Debt Expense	-
Total other income	1
Provision for Income Taxes	0
Net income (loss)	$ (91,382)

The accompanying notes are an integral part of these financial statements.

ESAE CAPITAL PARTNERS, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

STATEMENT OF MEMBERS' EQUITY

	Members' Equity
Balance, December 31, 2022	$ 84,804
Member contributions	95,000
Member distributions	(29,009)
Net income (loss)	(91,382)
Balance, December 31, 2023	$ 59,414

The accompanying notes are an integral part of these financial statements.

ESAE CAPITAL PARTNERS, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

STATEMENT OF CASH FLOWS

	As of Dec. 31 2023
Cash flows from operating activities:	
Net income (loss)	(91,382)
Adjustments to reconcile for realized gains	
Adjustments to reconcile net income (loss) to net cash provided by operating activities	
Depreciation and amortization expense	
Changes in operating assets and liabilities:	
Accounts receivable and other receivables	(54,995)
Accounts payable related parties	
Accounts payable and accrued liabilities	(247)
Other	-
Net cash provided (used) by operating activities	(146,623)
Cash flows from investing activities:	
Proceeds from sales of marketable securities	-
Purchase of marketable securities	
Net cash used by investing activities	-
Cash flows from financing activities:	
Member contributions	95,000
Member distributions	(25,895)
Net cash provided by (used in) financing activities	69,105
Net change in cash and cash equivalents	(77,518)
Cash, beginning of period	87,567
Cash, end of period	10,049
Supplemental Disclosure:	
Cash paid for interest	0
Cash paid for taxes	$0

The accompanying notes are an integral part of these financial statements.

ESAE CAPITAL PARTNERS, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

(NOTES TO FINANCIAL STATEMENTS)

NOTE 1 – ORGANIZATION

Esae Capital Partners, LLC, (the "Company"), a Delaware Limited Liability Company, was formed on October 21, 2008 in the State of Delaware and was granted its registration as a broker-dealer in securities under the Securities Exchange Act of 1934 in October 2009, with the National Association of Securities Dealers (now known as the Financial Industry Regulatory Authority (FINRA). The Company was formed to provide corporate finance and advisory services to small to medium size companies.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Basis of Presentation:

These financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents:

Cash equivalents consist of highly liquid investments with maturities of three months or less from the date of acquisition. Cash and cash equivalents are on deposit with financial institutions without restrictions. As of December 31, 2023, the accounts contain $0 above the federally insured limits of $250,000.

Estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results can differ from those estimates.

Revenue Recognition:

Significant Judgments – Revenue from contracts with customers includes fees from advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented

gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory Fees – The Company provides advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Property and Equipment:

Property, plant and equipment are stated at cost and have been fully depreciated. Depreciation is computed by use of the straight-line method over the estimated useful lives of the assets, which for buildings is the lesser of 30 years or the remaining life of the underlying building, up to five years for equipment, and the shorter of lease terms or ten years for leasehold improvements. Depreciation and amortization expense on property and equipment was $0 and $0 during 2023.

Other Receivable:

Other receivable is comprised of accounts receivable and reimbursable expenses from customers. As of December 31, 2023, the balances were $62,389, and the Company had not recorded a reserve for doubtful accounts.

Credit Losses:

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g. based on the credit quality of the customer.). The Company has accounts receivable of $62,389 as of December 31, 2023.

Concentrations of Credit Risk:

Credit risk represents the accounting loss that would be recognized at the reporting date if counter parties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counter parties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions described below.

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, cash equivalents, and marketable debt securities. The primary focus of the Company's investment strategy is to preserve capital and meet liquidity requirements. The

Company's investment policy addresses the level of credit exposure by limiting the concentration in any one corporate issuer or sector. To manage the risk exposure, the Company maintains its portfolio of cash and cash equivalents and short-term and long-term investments.

Concentrations of Business:

The Company's revenues during 2023 were concentrated in one client that represented 100% of the Company's revenues.

Income Taxes:

The Company is a limited liability company and as a result is a "disregarded entity" for U.S. Federal state and local income tax purposes by default. All earnings and profits are passed through to the members and are taxed based on their status. Accordingly, no provision for income taxes in made in the financial statements.

Lease Commitment:

The Company leases space on a month to month basis at a monthly cost of $1,300. In February 2016, the FASB issued ASU 2016-02, Leases – (Topic 842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet to the rights and obligations created by lease agreemetns, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its office lease and instead has elected to recognize the lease payments as lease cost on a straight line basis over the lease term. The lease cost is $15,600 relating to the office lease for the year ended December 31, 2023.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of no less than the greater of $5,000 or 6 2/3% of aggregate indebtedness and a maximum ratio aggregate indebtedness to net capital of 15-to-1. Also in accordance with the Securities and Exchange Commission Uniform Net Capital Rule 17a-11, the Company must maintain 120% of its minimum net capital requirement. At December 31, 2023, the Company has net capital, as defined, of $(3,000), which was in deficit of its required net capital by $8,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2023 was N/A.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

There are no commitments and contingencies as of December 31, 2023.

NOTE 5 – COMPANY CONTINUATION

The Company had a loss year ending December 2023. Company's Managing Member has agreed to provide additional capital to Company as necessary for it to continue to operate and maintain compliance with minimum net capital requirements.

NOTE 6 – ACQUISITION

The Company was acquired by APSEC Holdings, Inc. The Company received FINRA approvals for the transaction on December 7, 2023 and the closing of the transaction occurred on December 10, 2023.   There was no cash consideration for the transaction and the operations and management will continue under the new ownership.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated the Company's subsequent events and transactions that occurred through the date which financial statements were available to be issued and determined the Company has no events and transactions occurring that require disclosure.

ESAE CAPITAL PARTNERS, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

Esae Capital Partners, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
December 31, 2023

Total member's equity qualified for net capital	$59,414
Additions	-
Total	$59,414
Deductions	
Deposits	
Uncollateralized receivables	
	--
Net capital before haircuts	
15c3-1(f) haircuts on securities at 15%	--
Non-allowable assets	62,414
Net Capital (Deficiency)	$-3,000
Minimum net capital required	5,000
Excess capital	$0
Minimum net capital at 120%	$6,000
Total aggregate indebtedness included in statement of financial condition	$13,049
Ratio of aggregate indebtedness to net capital	N/A%

Note: There were no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filings. Accordingly, no reconciliation is deemed necessary.

Esae Capital Partners, LLC

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATED TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AT DECEMBER 31, 2020

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities.

The accompanying notes are an integral part of these financial statements.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130   *Certified Public Accountants*   Telephone 407-740-7311
Maitland, FL 32751   Email: pam@ohabco.com   Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Esae Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Esae Capital Partners, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving compensation for financial advisory services and for identifying potential merger and acquisition opportunities for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Esae Capital Partners, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Esae Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

March 14, 2024

꩜ ESAE CAPITAL PARTNERS, LLC

February 1, 2024

Esae Capital Partners Exemption Report

Esae Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and
2. (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving compensation for financial advisory services and for identifying potential merger and acquisition opportunities for clients and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and

   (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Jim Yang, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Jim Yang

Jim Yang
Managing Director